UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Urovant Sciences Ltd.

(Name of Issuer)

Common shares, par value $0.000037453 per share

(Title of Class of Securities)

G9381B 108

(CUSIP Number)

Patrick Machado

c/o Roivant Sciences Ltd.

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9381B 108

1.	Name of Reporting Person Patrick Machado

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO – other

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares (see Item 5)

	8.	Shared Voting Power 0 Common Shares (see Item 5)

	9.	Sole Dispositive Power 0 Common Shares (see Item 5)

	10.	Shared Dispositive Power 22,703,669 Common Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,703,669 Common Shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 75.6% (see Item 5)

14.	Type of Reporting Person IN

EXPLANATORY NOTE

This report on Schedule 13D (the “Schedule 13D”) of Patrick Machado (the “Reporting Person”) relates to the common shares, par value $0.000037453 per share (the “Common Shares”), of Urovant Sciences Ltd. (the “Issuer”). The Reporting Person was initially eligible pursuant to Section 13(d)(6)(B) of and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, to file a report on Schedule 13G as an indirect beneficial owner of more than five percent of the Common Shares before the Issuer’s initial public offering (the “IPO”), as directly owned by Roivant Sciences Ltd. (“Roivant”). The Reporting Person is filing this Schedule 13D in lieu of a report on Schedule 13G because, as a result of the purchase by Roivant of Common Shares in the IPO, the Reporting Person acquired beneficial ownership of more than 2% of the Common Shares during the preceding 12 months.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Patrick Machado.

(b)   The address of the Reporting Person is c/o Roivant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, +44 (117) 918-1293.

(c)   The Reporting Person serves on the board of directors of Chimerix, Inc., Endocyte, Inc. and SCYNEXIS, Inc., which are all publicly traded  biopharmaceutical companies. The Reporting Person also serves on the board of Adverum Biotechnologies, Inc., a publicly traded biotechnology company, and is the chair of the board of directors of Armaron Bio Pty. Ltd., a privately held biotechnology company. The address of Chimerix, Inc. is 505 Meridian Parkway, Suite 100, Durham, North Carolina. The address of Endocyte, Inc. is 3000 Kent Avenue, Suite A1-100, West Lafayette, Indiana. The address of SCYNEXIS, Inc. is 1 Evertrust Plaza, 13th Floor, Jersey City, New Jersey 07302-6548. The address of Adverum Biotechnologies, Inc. is 1035 O’Brien Drive, Menlo Park, CA 94025. The address of Armaron Bio Pty. Ltd. is Level 1/120 Jolimont Road, East Melbourne 3002 VIC Australia.

(d) - (e)   During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The 22,703,669 Common Shares reported herein are directly owned by Roivant Sciences Ltd. (“Roivant”). Prior to the Issuer’s IPO, which closed on October 1, 2018, Roivant was the Issuer’s sole shareholder, directly owning 20,025,098 Common Shares. In connection with the IPO, Roivant agreed to purchase 2,678,571 Common Shares at an IPO price of $14.00 per share. Roivant acquired the Common Shares using cash on hand.

To the extent required by Item 3, the information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Person is filing this Schedule 13D as an Independent Director (as defined below) on the board of directors (the “Board”) of Roivant. As reported in Item 3 above, Roivant directly beneficially owns 22,703,669, or

75.6%, of the Common Shares of the Issuer. Pursuant to Roivant’s internal governance documents, following the appointment to Roivant’s Board of one or more directors meeting certain independence criteria (each an “Independent Director” and collectively the “Independent Directors”), dispositions of the Common Shares require the approval of a majority of Roivant’s Board, including (i) at least two Independent Directors, or, (ii) if there is only one independent director, that sole Independent Director. As the approval of the Reporting Person as an Independent Director, and, to the extent one other Independent Director is serving, that other Independent Director, is needed for Roivant to dispose of the Common Shares, the Reporting Person may be deemed to have dispositive power over, and to be an indirect beneficial owner of, the Common Shares directly beneficially owned by Roivant. Currently, the Reporting Person shares dispositive power over the Common Shares with the other Independent Director currently serving. This filing shall not be deemed an admission that the Reporting Person and any other Independent Director constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

As an Independent Director who must approve any disposal by Roivant in the Common Shares (whether alone if no other Independent Director is serving at the same time or in conjunction with one other Independent Director then serving), the Reporting Person may review on an ongoing and continuing basis Roivant’s investment in the Issuer. The Reporting Person, in acting on Roivant’s behalf either alone or with other members of the Board, may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Reporting Person’s securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with its advisors, the Issuer or other persons).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) - (b)   As an Independent Director with dispositive power over the Common Shares directly owned by Roivant, the Reporting Person may be deemed an indirect beneficial owner of the 22,703,669 Common Shares directly owned by Roivant, representing 75.6% of the issued and outstanding Common Shares of the Issuer.

The aggregate number of Common Shares beneficially owned by the Reporting Person and the numbers of Common Shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on lines 7 through 11 of the cover sheet of this Schedule 13D. The percentage of outstanding Common Shares that may be deemed to be beneficially owned by the Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on 30,025,098 Common Shares outstanding following the closing of the Issuer’s IPO as reported in the Issuer’s prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on September 27, 2018, assuming no exercise of the 30-day option of the underwriters of the IPO to purchase additional Common Shares.

The Reporting Person disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. Except as disclosed in this Schedule 13D, the Reporting Person does not beneficially own any Common Shares or have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

(c)  Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the last 60 days.

(d)  To the best knowledge of the Reporting Person, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Reporting Person’s Form 3 filed with the SEC on September 26, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2018

Patrick Machado

/s/ Marianne Romeo Dinsmore, as Attorney-in-Fact
Patrick Machado